July 31, 2017
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:    Registration Statement on Form S-3 (No. 333-217288) of Basic Energy Services, Inc.
Dear Mr. Schwall:
On behalf of Basic Energy Services, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (No. 333-217288) be accelerated to 1:30 p.m., Washington, D.C. time, on Wednesday, August 2, 2017, or as soon thereafter as practicable.

Very truly yours,
BASIC ENERGY SERVICES, INC.

By:	/s/ Alan Krenek
Alan Krenek
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary